UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-43161

SPROTT PHYSICAL COPPER TRUST

(Translation of registrant’s name into English)

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600

Toronto, Ontario

Canada M5J 2J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit

99.1	Material Change Report dated May 1, 2026

99.2	Report of Voting Results

99.3	Press Release dated April 30, 2026

99.4	Press Release dated April 28, 2026

99.5	Press Release dated February 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL COPPER TRUST
By: Sprott Asset Management LP, by its general partner Sprott Asset Management GP Inc., as manager of Sprott Physical Copper Trust

By:	/s/ John Ciampaglia
	Name:	John Ciampaglia
	Title:	Chief Executive Officer

Dated: May 1, 2026